Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at August 8, 2016 and should be read in conjunction with Franco-Nevada’s unaudited consolidated financial statements and related notes as at and for the six months ended June 30, 2016 and 2015.  The unaudited condensed interim consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements in accordance with IAS 34, Interim Financial Reporting.

Readers are cautioned that the MD&A contains forward looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the years ended December 31, 2015 and 2014 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and in our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form, is available on SEDAR at www.sedar.com, and our Form 40-F is available on EDGAR at www.sec.gov. These documents contain descriptions and maps of certain of Franco-Nevada’s producing and advanced royalty and stream assets.  For additional information, our website can be found at www.franco-nevada.com.

Table of Contents

OVERVIEW	3
HIGHLIGHTS	4
GUIDANCE	6
SELECTED FINANCIAL INFORMATION	7
OVERVIEW OF FINANCIAL PERFORMANCE - Q2 2016 TO Q2 2015	8
OVERVIEW OF FINANCIAL PERFORMANCE - SIX MONTHS 2016 TO SIX MONTHS 2015	20
FINANCIAL CONDITION REVIEW	28
BALANCE SHEET REVIEW	28
FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES	28
CAPITAL RESOURCES	32
CRITICAL ACCOUNTING ESTIMATES	32
NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE	33
OUTSTANDING SHARE DATA	33
INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	34
NON-IFRS FINANCIAL MEASURES	35
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION	39

OVERVIEW

Franco-Nevada is the leading gold-focused royalty and stream company by both gold revenue and number of gold assets. The Company has the largest and most diversified portfolio of royalties and streams by commodity, geography, revenue type and stage of project.  The portfolio is actively managed with the aim to maintain over 80% of revenue from precious metals (gold, silver & PGMs).

Franco-Nevada Asset Counts at August 8, 2016

	Precious Metals	Other Minerals	Oil & Gas	TOTAL
Producing	38	5	59	102
Advanced	35	7	—	42
Exploration	139	38	19	196
TOTAL	212	50	78	340

The Company does not operate mines, develop projects or conduct exploration.  Franco-Nevada’s business model is focused on managing and growing its portfolio of royalties and streams. The advantages of this business model are:

•                  Exposure to precious metals price optionality;

•                  A perpetual discovery option over large areas of geologically prospective lands with no additional cost other than the initial investment;

•                  Limited exposure to many of the risks associated with operating companies;

•                  A free cash-flow business with limited cash calls;

•                  A high-margin business that can generate cash through the entire commodity cycle;

•                  A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and

•                  A forward-looking business in which management focuses on growth opportunities rather than operational or development issues.

Franco-Nevada’s financial results in the short-term are primarily tied to the price of commodities and the amount of production from its portfolio of producing assets.  From time to time, financial results are also supplemented by acquisitions of new producing assets.  Over the longer-term, results are impacted by the availability of exploration and development capital applied by other companies to expand or extend Franco-Nevada’s producing assets or to advance Franco-Nevada’s advanced and exploration assets into production.

Franco-Nevada has a long-term focus in making its investments and recognizes it is in a cyclical industry.  Franco-Nevada has historically operated by maintaining a strong balance sheet so that it can make investments during commodity cycle downturns.

Franco-Nevada’s shares are listed on the Toronto and New York stock exchanges under the symbol FNV.  An investment in Franco-Nevada’s shares is expected to provide investors with yield and exposure to gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Since its IPO over eight years ago, Franco-Nevada has increased its dividend annually and its share price has outperformed the gold price and all relevant gold equity benchmarks.

Franco-Nevada’s Relative Share Price Performance

HIGHLIGHTS

Financial — Three Months

•                  The Company earned 112,787 Gold Equivalent Ounces (“GEOs”)1 compared to 83,040 GEOs in second quarter 2015, an increase of 35.8%;

•                  Revenue of $150.9 million was generated, an increase of 37.9% from the $109.4 million generated in second quarter 2015;

1  GEOs include our gold, silver, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other minerals were converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the average gold price for the period. For average commodity prices used in the calculation of GEOs, please refer to average commodity price tables on pages 8 and 20 of this MD&A.

2 Adjusted Net Income, Adjusted EBITDA and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 35-38 of this MD&A.

•                  Adjusted EBITDA2 increased 44.7% to $118.9 million, or $0.67 per share from $82.2 million or $0.53 per share in second quarter 2015;

•                  The Company continued to maintain a strong Margin2 of 78.8% compared to 75.1% in second quarter 2015;

•                  Net income earned was $42.3 million, or $0.24 per share compared to net income of $21.6 million or $0.14 per share in second quarter 2015;

•                  Adjusted Net Income1 earned was $40.0 million, or $0.22 per share compared to $22.9 million or $0.15 per share in second quarter 2015;

•                  Operating cash-flow before changes in non-cash assets and liabilities of $109.9 million was generated in the second quarter compared to $78.0 million in second quarter 2015; and

•                  Dividends paid totaled $39.3 million in the quarter which is a combination of cash and shares issued under the Company’s dividend reinvestment plan.

Financial — Six Months

•                  The Company earned 219,408 GEOs compared to 168,121 GEOs in the same period in 2015, an increase of 30.5%;

•                  Revenue of $282.9 million was generated, an increase of 29.4% from the $218.6 million generated in first six months of 2015;

•                  Adjusted EBITDA2 increased 34.5% to $222.6 million, or $1.27 per share from $165.5 million or $1.06 per share in the same period in 2015;

•                  The Company continued to maintain a strong Margin2 of 78.7% compared to 75.9% in 2015;

•                  Net income earned was $72.3 million, or $0.41 per share compared to net income of $40.8 million or $0.26 per share in first six months of 2015;

•                  Adjusted Net Income2 earned was $68.0 million, or $0.39 per share compared to $45.8 million or $0.30 per share in same period in 2015;

•                  Operating cash-flow before changes in non-cash assets and liabilities of $209.3 million was generated in the first two quarters of 2016 compared to $155.9 million in the same period in 2015; and

•                  Dividends totaled $77.8 million for the six months ended June 30, 2016 which included cash dividends of $57.5 million and $20.3 million in issued common shares under the Company’s dividend reinvestment plan.

Corporate

Castle Mountain

On June 16, 2016, Franco-Nevada and NewCastle Gold Ltd. completed the restructuring of Franco-Nevada’s existing royalties at the Castle Mountain gold project in California, U.S. into a single 2.65% royalty covering a larger property.

Antapaccay Precious Metals Stream

On February 26, 2016, Franco-Nevada completed the acquisition of a $500.0 million precious metals stream from Glencore plc with reference to production from the Antapaccay mine located in Peru. Under the stream agreement, gold and silver deliveries are initially

1  Adjusted Net Income, Adjusted EBITDA and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 35-38 of this MD&A.

referenced to copper in concentrate shipped. The Company will receive 300 ounces of gold and 4,700 ounces of silver for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold and 10.0 million ounces of silver have been delivered. Thereafter, the Company will receive 30% of the gold and silver shipped. The Company will pay an on-going price of 20% of the spot price of gold and silver until 750,000 ounces of refined gold and 12.8 million ounces of refined silver have been delivered. Thereafter, the on-going price will increase to 30% of the spot price of gold and silver.

Equity Financing

On February 19, 2016, the Company completed a bought-deal financing with a syndicate of underwriters for 19.2 million common shares at $47.85 per common share. The net proceeds to the Company were $883.5 million after deducting share issue costs and expenses of $36.6 million.

GUIDANCE

The following contains forward-looking statements about our guidance for 2016. Reference should be made to the “Cautionary Statement on Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the Cautionary Statement and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on www.sec.gov.

Franco-Nevada realized record growth from its mineral assets for the first six months of 2016. Mineral assets contributed 219,408 GEOs with $11.4 million in revenue from Franco-Nevada’s oil & gas assets for the first two quarters of 2016. For fiscal 2016, Franco-Nevada expects to receive GEOs from its mineral assets in the higher end of the previously announced guidance range of 425,000 to 445,000 GEOs.  In addition, the Company confirms its previous revenue guidance range for Oil & Gas of $15.0 million to $25.0 million. Of the 425,000 to 445,000 GEOs, Franco-Nevada expects to receive 295,000 to 305,000 GEOs under its various stream agreements compared to 222,670 GEOs received for full year 2015.

In forecasting GEOs for the remainder of 2016, gold, silver, platinum and palladium metals have been converted to GEOs using commodity prices of $1,325/oz Au, $19.50/oz Ag, $1,050/oz Pt and $600/oz Pd.  For 2016, the WTI oil price is assumed to average $35 per barrel with a $3.50 per barrel price differential for Canadian oil.  2016 guidance assumes the continued steady state of operations from our assets.

The Company funded $37.7 million towards the Cobre Panama precious metals stream in second quarter 2016 and has now funded $376 million of the $1 billion commitment.  The Company expects to fund approximately $120.0 million to $140.0 million in 2016 of which $35-$45 million will be funded in third quarter 2016.

In addition, for 2016, the Company estimates depletion and depreciation expense to be approximately $250.0 million to $275.0 million.

Selected Financial Information

(in millions, except Average Gold Price, GEOs, Margin and per share amounts)	For the Three Months Ended June 30, 2016	For the Three Months Ended June 30, 2015	For the Six Months Ended June 30, 2016	For the Six Months Ended June 30, 2015

Statement of Income and Other Comprehensive Income (Loss)
Revenue	$150.9	$109.4	$282.9	$218.6
Depletion and depreciation	68.2	49.1	133.7	100.8
Impairments[1]	—	—	—	0.1
Operating income	49.0	30.9	85.4	61.3
Net income	42.3	21.6	72.3	40.8
Basic earnings per share	$0.24	$0.14	$0.41	$0.26
Diluted earnings per share	$0.24	$0.14	$0.41	$0.26

Dividends declared per share	$0.22	$0.21	$0.43	$0.41
Dividends paid (including DRIP)	$39.3	$32.5	$77.8	$63.6
Weighted average shares outstanding	177.8	156.7	175.2	156.7

Non-IFRS Measures
Average Gold Price	$1,259	$1,193	$1,220	$1,206
GEOs[2]	112,787	83,040	219,408	168,121
Adjusted EBITDA[3]	$118.9	$82.2	$222.6	$165.5
Adjusted EBITDA[3] per share	$0.67	$0.53	$1.27	$1.06
Margin[3]	78.8%	75.1%	78.7%	75.9%
Adjusted Net Income[3]	$40.0	$22.9	$68.0	$45.8
Adjusted Net Income[3] per share	$0.22	$0.15	$0.39	$0.30

Statement of Cash Flows
Net cash provided by operating activities, before changes in non-cash assets and liabilities	$109.9	78.0	$209.3	155.9
Net cash used in investing activities	$(6.9)	(25.8)	$(488.9)	(46.9)
Net cash provided by (used in) financing activities	$(23.8)	(24.3)	$381.6	(47.9)

		As at
	As at June 30, 2016	December 31, 2015
Statement of Financial Position
Cash and cash equivalents	$225.8	$149.2
Short-term investments	—	18.8
Total assets	4,209.9	3,674.3
Deferred income tax liabilities	29.8	33.2
Total shareholders’ equity	4,157.9	3,163.0

Working capital	$296.2	$253.9
Debt	$—	$457.3

1                   Impairments include impairment charges on investments, royalties, streams and working interests.

2                   For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on pages 8 and 20 of this MD&A.

3                   Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see pages 35-38 of this MD&A.

OVERVIEW OF FINANCIAL PERFORMANCE — Q2 2016 TO Q2 2015

The prices of precious metals, oil & gas and the actual production from mineral and oil & gas assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada.

Average Commodity Prices and Exchange Rate

Quarterly Averages		Q2 2016	Q1 2016	Q2 2015	QOQ (Q2’16-Q1’16)	YOY (Q2’16- Q2’15)
Gold[1]	($/oz)	$1,259	$1,181	$1,193	6.6%	5.5%
Silver[2]	($/oz)	17.17	14.83	16.41	15.8%	4.6%
Platinum[3]	($/oz)	1,004	914	1,127	9.8%	(10.9)%
Palladium[3]	($/oz)	568	524	760	8.4%	(25.3)%

Edmonton Light	C$bbl	55.09	41.17	69.07	33.8%	(20.2)%
Quality Differential	C$bbl	(8.08)	(8.86)	(6.74)	(8.8)%	19.9%
Realized oil price	C$bbl	47.01	32.31	62.33	45.5%	(24.6)%

Exchange Rate[4]
CAD/US		0.7761	0.7282	0.8135	6.6%	(4.6)%

1                   Based on London Bullion Market Association (“LBMA”) Gold Price PM

2                   Based on LBMA Silver Price

3                   Based on London PM Fix

4                   Based on Bank of Canada noon rates

Precious metals commodity prices have been in a volatile and declining state for an extended period of time with prices only recently beginning to recover. The gold price has increased approximately 25% since the beginning of the year.

During the second quarter of 2016, average gold prices traded between $1,213/oz and $1,325/oz with an average price of $1,259/oz. This compares to an average gold price of $1,193/oz for the second quarter of 2015, an increase of 5.5%, and $1,181/oz for the first quarter of 2016.  Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include macroeconomic factors such as the level of interest rates and inflation expectations as well as currency exchange rate fluctuations and the relative strength of the U.S. dollar and the supply of and demand for gold.

During second quarter 2016, platinum and palladium prices averaged $1,004/oz and $568/oz compared to $1,127/oz and $760/oz for the second quarter of 2015, decreases of 10.9% and 25.3%, respectively.  Silver prices averaged $17.17/oz for second quarter compared to $16.41/oz in second quarter 2015.

Commodity price volatility not only impacts overall revenues but also impacts the number of GEOs contributed by non-gold assets when converting from silver, platinum, palladium and other minerals to gold equivalent ounces.

Despite the volatile commodity prices, our mineral assets continued to deliver strong results as the mineral assets performed well delivering a significant increase in GEOs over the prior year.  One of the strengths of the Franco-Nevada business model is that our business is not impacted when producer costs increase. Royalty and stream payments/deliveries are based on production levels of the underlying operations with no adjustments for the operator’s operating costs, with the exception of NPI royalties which are based on the profit of the underlying mining operation. During the quarter, NPI royalties accounted for approximately 4% of total revenues.

GEO Production Growth

Gold Equivalent Ounces and Revenue

Franco-Nevada’s revenue is generated from various forms of agreements, ranging from NSR royalties, streams, NPI royalties, net royalty interests (“NRI”), working interests and other. For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR at www.sedar.com or our Form 40-F filed on EDGAR at www.sec.gov.

Franco-Nevada continued to see significant growth in GEOs with mineral assets contributing 112,787 GEOs in the second quarter of 2016, an increase of 35.8% over the second quarter of 2015.  Revenue for the quarter was $150.9 million compared with $109.4 million for the same period of 2015, an increase of 37.9%.

The impact on revenue earned by the growth in the number of GEOs received was further enhanced by higher average gold and silver prices in second quarter 2016 compared to prior year.

The following table outlines GEOs and revenue attributable to Franco-Nevada for the three months ended June 30, 2016 and 2015 by commodity, geographical location and type of interest:

For the three months ended June 30,

	Gold Equivalent Ounces[1]			Revenue (in millions)
	2016	2015	Variance	2016	2015	Variance
Commodity
Precious Metals
Gold	85,724	68,303	17,421	$108.2	$81.6	$26.6
Silver	18,523	5,116	13,407	23.6	6.1	17.5
PGM	7,053	7,323	(270)	9.4	8.7	0.7
Precious Metals - Total	111,300	80,742	30,558	141.2	96.4	44.8
Other Minerals	1,487	2,298	(811)	1.9	2.7	(0.8)
Oil & Gas		—		7.8	10.3	(2.5)
	112,787	83,040	29,747	$150.9	$109.4	$41.5
Geography
United States	16,816	15,543	1,273	$21.2	$18.5	$2.7
Canada	15,898	12,961	2,937	28.4	25.8	2.6
Latin America	60,898	37,602	23,296	76.9	44.9	32.0
Rest of World	19,175	16,934	2,241	24.4	20.2	4.2
	112,787	83,040	29,747	$150.9	$109.4	$41.5
Type
Revenue-based	24,018	24,584	(566)	$30.9	$31.5	$(0.6)
Streams	81,180	52,905	28,275	103.2	63.1	40.1
Profit-based	4,225	1,352	2,873	9.9	7.0	2.9
Other	3,364	4,199	(835)	6.9	7.8	(0.9)
	112,787	83,040	29,747	$150.9	$109.4	$41.5

1                   For average commodity prices used in the calculation of GEOs, please refer to average commodity price tables on pages 8 and 20 of this MD&A.

GEOs and revenue were earned from the following asset classes:

For the three months ended June 30,

	Gold Equivalent Ounces[1]			Revenue (in millions)
	2016	2015	Variance	2016	2015	Variance
Commodity
Precious Metals
United States	16,707	15,389	1,318	$21.1	$18.4	$2.7
Canada	14,919	11,854	3,065	19.5	14.1	5.4
Latin America	60,899	37,602	23,297	76.8	45.0	31.8
Rest of World	18,775	15,897	2,878	23.8	18.9	4.9
Precious Metals - Total	111,300	80,742	30,558	$141.2	$96.4	$44.8
Other Minerals	1,487	2,298	(811)	1.9	2.7	(0.8)
Oil & Gas				7.8	10.3	(2.5)
	112,787	83,040	29,747	$150.9	$109.4	$41.5

1                   For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on pages 8 and 20 of this MD&A.

Our portfolio is well-diversified with GEOs and revenue being earned from 43 mineral assets and 59 oil & gas interests in various jurisdictions.

GEO Reconciliation — Q2 2015 to Q2 2016

GEOs earned from precious metal assets increased by 37.8% to 111,300 GEOs in the second quarter of 2016 from 80,742 GEOs in the second quarter of 2015. Revenue from precious metal assets was $141.2 million in the second quarter of 2016 compared with $96.4 million for the same period as 2015. The largest component of these increases was contributed from our Latin America assets which realized a 62.0% increase in GEOs and 71.3% increase in revenue compared to the prior year as a result of the acquisitions of the Antamina and Antapaccay streams.

Quarterly Revenue Breakdown

(expressed in millions)

Overall, GEOs and revenue increases for the quarter are attributable to the following:

•     The Company received 19,581 GEO deliveries from Antapaccay, a stream added in first quarter 2016.  Second quarter 2016 represented the first full quarter of deliveries from the asset.

•     The Company received 11,898 GEO deliveries from Antamina, an asset added to the portfolio in fourth quarter 2015.

•     The Company received its first full quarter of deliveries from Karma with 2,500 gold ounces being received.  Deliveries from Karma are fixed in the initial years at a rate of 1,250 ounces per month. Due to timing of deliveries, the Company expects to receive 5,000 gold ounces in third quarter 2016.

•     Our Sudbury precious metals assets delivered an additional 1,979 GEOs compared to second quarter 2015.  This increase is due to higher platinum and palladium production at the mines partially offset by lower gold, platinum and palladium prices on the conversion to GEOs.

•     Goldstrike delivered an additional 3,211 GEOs compared to second quarter 2015 which consists of both higher NSR and NPI ounces.

•     The above significant increase in GEOs were partially offset by lower GEO deliveries from Candelaria (-7,945 GEOs) where lower deliveries were expected in 2016, Bald Mountain (-1,391 GEOs) and Stillwater (-1,077 GEOs) in the quarter.

•     During the second quarter of 2016, 1,385,191 ounces of silver were delivered from our Candelaria, Antapaccay, Antamina and Cerro San Pedro interests which were converted to GEOs.

Other Minerals generated 1,487 GEOs and $1.9 million in revenue.

Oil & gas assets generated revenue of $7.8 million for the quarter (99% oil and 1% gas) compared with $10.3 million for the same period of 2015 (97% oil and 3% gas), a decrease of 24.3%. The decrease is largely due to lower average oil prices realized in the second quarter of 2016. Production for the quarter was 3.2% lower than the second quarter of 2015.

Revenue from the Weyburn Unit for the quarter decreased to $6.7 million (2015 - $ 8.3 million) with $4.4 million earned from the NRI (2015 - $5.3 million), $2.0 million earned from the working interest (2015 - $2.5 million) and $0.3 million earned from the overriding royalties (2015 - $0.5 million). Revenue from the Weyburn NRI was lower due to the decrease in the average oil price.  Actual realized price from the NRI was C$46.48/boe for the quarter, down 22.8% from the realized price of C$60.17/boe for the second quarter of 2015.

Revenue for the three and six months ended June 30, 2016 was $150.9 million (2015 - $109.4 million) and $282.9 million (2015 - $218.6 million), respectively, and was comprised of the following:

(expressed in millions)

		For the three months ended June 30,		For the six months ended June 30,
Property	Interest	2016	2015	2016	2015
PRECIOUS METALS
United States
Goldstrike	NSR 2-4%, NPI 2.4-6%	$7.4	$3.2	$13.2	$6.0
Stillwater	NSR 5%	3.2	4.4	6.4	9.1
Gold Quarry	NSR 7.29%	3.7	3.3	6.6	7.7
Marigold	NSR 1.75-5%, GR 0.5-4%	2.9	2.0	4.5	3.2
Fire Creek/Midas	Fixed to 2018 / NSR 2.5%	2.6	2.9	5.0	4.5
Bald Mountain	NSR/GR 0.875-5%	0.5	2.2	0.8	4.4
Mesquite	NSR 0.5-2%	0.7	0.3	1.2	0.6
Other		0.1	0.1	0.2	0.2
Canada
Sudbury	Stream 50%	8.6	5.2	14.4	12.0
Detour Lake	NSR 2%	3.4	3.0	6.4	5.5
East Timmins	NSR 2-15%	2.6	2.6	4.8	5.6
Musselwhite	NPI 5%	1.1	0.8	2.1	1.6
Hemlo	NSR 3%, NPI 50%	0.7	0.3	2.5	0.5
Kirkland Lake	NSR 2.5-5.5%, NPI 20%	1.3	1.0	2.5	2.3
Timmins West	NSR 2.25%	0.8	0.9	1.6	2.0
Canadian Malartic	GR 1.5%	0.9	0.3	1.1	0.7
Other		0.1	—	0.1	—
Latin America
Antapaccay	Stream (indexed)	24.7	—	35.9	—
Antamina	Stream 22.5% Silver	15.3	—	36.3	—
Candelaria	Stream 68%	20.3	29.0	42.3	55.7
Palmarejo	Stream 50%	15.7	14.9	30.5	30.1
Cerro San Pedro	GR 1.95%	0.5	0.8	1.0	1.4
Other		0.3	0.3	0.6	0.6
Rest of World
MWS	Stream 25%	7.4	6.4	14.5	13.7
Sabodala	Stream 6%, Fixed to 2019	7.2	6.7	13.9	15.8
Subika	NSR 2%	1.1	1.0	2.1	2.6
Tasiast	NSR 2%	0.7	1.3	2.2	2.6
Karma	Stream 4.875%, Fixed to 75koz	3.2	—	4.7	—
Duketon	NSR 2%	1.5	1.2	3.2	3.2
Edikan	NSR 1.5%	0.7	0.5	1.6	1.5
Cooke 4	Stream 7%	0.9	0.9	2.2	1.8
Other		1.1	0.9	2.8	2.9
		$141.2	$96.4	$267.2	$197.8

Other Minerals		$1.9	$2.7	$4.3	$5.0

Oil & Gas
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	6.7	8.3	9.0	11.7
Midale	ORR 1.14%, WI 1.59%	0.4	0.5	0.7	1.0
Edson	ORR 15%	0.2	0.4	0.5	0.9
Other		0.5	1.1	1.2	2.2
		$7.8	$10.3	$11.4	$15.8

Revenue		$150.9	$109.4	$282.9	$218.6

As stated earlier, two of the Company’s primary objectives are to build a diversified portfolio of royalties and streams by commodity, geography, revenue type and stage of project and maintain precious metals revenue above 80% of total revenue.  For the second quarter of 2016, precious metals revenue comprised 94% of total revenue compared to 88% in second quarter 2015.  In addition, the Company generated 84% of revenue from jurisdictions in the Americas, with a long history of mining.

Revenue by Commodity - Three Months ending June 30th

Revenue by Geography - Three Months ending June 30th

Costs and Expenses

Costs and expenses for the second quarter were $101.9 million compared to $78.5 million in the same period in 2015. The following table provides a list of the costs and expenses incurred for the three months ended June 30, 2016 and 2015.

	Three months ended June 30,
(expressed in millions)	2016	2015	Variance
Costs of sales	$27.7	$24.0	$3.7
Depletion and depreciation	68.2	49.1	19.1
Corporate administration	5.7	4.1	1.6
Business development	0.3	1.3	(1.0)
Subtotal	$101.9	$78.5	$23.4
Impairment charges	—	—	—
	$101.9	$78.5	$23.4

Costs of Sales

Costs of sales, which are comprised of the cost of GEOs purchased under stream agreements, cost of prepaid gold ounces, net proceeds taxes on mineral interests, oil & gas production taxes and operating costs on oil & gas working interests were $27.7 million for the second quarter of 2016 compared with $24.0 million for the second quarter of 2015.

	Three months ended June 30,
(expressed in millions)	2016	2015	Variance
Cost of stream sales	$24.5	$20.0	$4.5
Cost of prepaid ounces	1.7	2.2	(0.5)
Mineral production taxes	0.7	0.5	0.2
Oil & gas operating costs	0.8	1.3	(0.5)
	$27.7	$24.0	$3.7

The increase of $3.7 million is attributable to more stream ounces delivered pursuant to the various stream agreements in the second quarter of 2016 when compared to 2015.  The ongoing stream cost per ounces are either a fixed amount per ounce delivered (adjusted for inflation each year) or an amount based as a percentage of spot price of gold or silver. The Company was delivered 81,180 GEOs under its stream agreements during second quarter 2016 compared to 52,905 GEOs delivered in second quarter 2015.  Oil & gas operating costs were lower due to production and cost efficiencies implemented by the operators.

Costs of Sales Reconciliation — Q2 2015 to Q2 2016

(expressed in millions)

Depletion and Depreciation

Depletion and depreciation totaled $68.2 million for the quarter compared to $49.1 million in 2015. The majority of the increase of $19.1 million is due to the increased depletion associated with the two significant stream acquisitions completed by the Company in the last 12 months.  During the quarter, the Company recorded $11.9 million in depletion for Antapaccay and $8.0 million for Antamina.  In addition, $1.7 million incremental depletion for Goldstrike was recorded due to higher production and the Company recorded $2.1 million in depletion for Karma where initial deliveries were received.  These increases were partially offset by lower depletion on Candelaria and Bald Mountain due to lower production and Oil & gas due to the impact of a weaker Canadian dollar relative to the U.S. dollar.

Depletion Reconciliation — Q2 2015 to Q2 2016

(expressed in millions)

Corporate Administration

Corporate administration expenses increased to $5.7 million in the quarter, representing 3.8% of revenue, compared to $4.1 million in 2015. The increase is primarily due to higher board of directors’ costs as the deferred share units earned by board members increased in value during the quarter.

	Three months ended June 30,
(expressed in millions)	2016	2015	Variance
Salaries and benefits	$1.3	$1.1	$0.2
Professional fees	0.5	0.3	0.2
Office costs	0.4	0.5	(0.1)
Board of Directors cost	1.1	0.1	1.0
Share based compensation	1.3	1.4	(0.1)
Other	1.1	0.7	0.4
	$5.7	$4.1	$1.6

Business Development Expenses

Business development expenses reflected an expense of $0.3 million due to the capitalization of expenses to the mineral interest following the closing of transactions. Timing of incurring these costs typically varies depending upon the level of activity of the business development team and the timing of completing transactions.

Foreign Exchange and Other Income/Expenses

Foreign exchange gains and other income/expenses were an income of $4.4 million for Q2 2016 compared to an income of $1.4 million for Q2 2015. The following table provides a list of foreign exchange income and other income/expenses incurred for the three months ended June 30, 2016 and 2015.

	Three months ended June 30,
(expressed in millions)	2016	2015	Variance
Foreign exchange gain	$—	$0.7	$(0.7)
Mark-to-market loss on warrants	—	(0.1)	0.1
Gain (Loss) on sale of gold	1.6	(0.1)	1.7
Gain on sale of investments	2.8	0.9	1.9
	$4.4	$1.4	$3.0

Foreign exchange gains and losses include foreign exchange movements related to cash and cash equivalents and investments in debt securities, such as treasury bills and intercompany loans, held in the parent company, which are denominated in either U.S. dollars or Mexican pesos. The parent company’s functional currency is the Canadian dollar. Under IFRS, all foreign exchange changes related to monetary assets denominated in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. The gain on sale of gold relates to physical ounces of gold sold from royalty interests.

Finance Income and Finance Expenses

Finance income was $1.0 million (2015 - $1.1 million) for the quarter while finance expenses were $0.8 million (2015 - $0.5 million).

	Three months ended June 30,
(expressed in millions)	2016	2015	Variance
Finance Income	$	$	$
Interest	0.9	1.1	(0.2)
Finance Fees	0.1	—	0.1
	$1.0	$1.1	$(0.1)
Finance Expenses	$	$	$
Standby Charges	0.6	0.4	0.2
Amortization	0.2	0.1	0.1
	$0.8	$0.5	$0.3

Finance income is earned on our cash equivalents and/or short-term investments. Interest income in the amount of $0.5 million was accrued from the Noront loan during Q2 2016.

Income Taxes

Franco-Nevada had an income tax expense of $11.3 million (2015 –$11.3 million) for the quarter comprised of a current income tax expense of $11.6 million (2015 - $6.1 million) and a deferred income tax recovery of $0.3 million (2015 – deferred income tax expense of $5.2 million) related to our Canadian and Mexican entities.

Net Income

Net income for the quarter was $42.3 million, or $0.24 per share, compared with a net income of $21.6 million, or $0.14 per share, for the same period in 2015. Adjusted Net Income was $40.0 million, or $0.22 per share, compared with $22.9 million, or $0.15 per share, for Q2 2015.  The increase in Adjusted Net Income was driven primarily by higher revenue due to the recent asset acquisitions.

Quarterly Financial Information

Selected quarterly financial information from our financial statements is set out below:

	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014
Revenue	$150.9	$132.0	$121.3	$103.7	$109.4	$109.2	$123.0	$107.6

Costs and expenses[1]	101.9	95.6	155.7	77.1	78.5	78.8	109.2	61.0

Operating income (loss)	49.0	36.4	(34.4)	26.6	30.9	30.4	13.8	46.6

Other income (expenses)	4.6	1.7	(1.9)	(2.9)	2.0	(2.2)	(2.0)	(0.4)

Income tax expense (recovery)	11.3	8.1	(4.9)	8.5	11.3	9.0	10.2	13.0

Net income (loss)	42.3	30.0	(31.4)	15.2	21.6	19.2	1.2	33.2
Basic earnings (loss) per share	$0.24	$0.18	$(0.20)	$0.10	$0.14	$0.12	$0.00	$0.22
Diluted earnings (loss) per share	$0.24	$0.18	$(0.20)	$0.10	$0.14	$0.12	$(0.01)	$0.22
Average Gold Price	$1,259	$1,181	$1,104	$1,124	$1,193	$1,219	$1,200	$1,282
GEOs[2]	112,787	106,621	106,312	85,637	83,040	85,081	92,774	70,071
Adjusted EBITDA[2]	118.9	103.7	95.8	78.0	82.2	83.3	96.2	88.7
Adjusted EBITDA[2] per share	$0.67	$0.62	$0.61	$0.50	$0.53	$0.53	$0.62	$0.59
Margin[2]	78.9	78.6%	79.0%	75.2%	75.1%	76.3%	78.2%	82.4%

Adjusted Net Income[2]	$40.0	$28.0	$23.7	$19.4	$22.9	$22.9	$31.6	$34.5

Adjusted Net Income[2] per share	$0.22	$0.17	$0.15	$0.12	$0.15	$0.15	$0.20	$0.23

1                   Includes impairment charges on royalty, stream and working interests.

2                   GEOs, Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to pages 35-38 of this MD&A.

OVERVIEW OF FINANCIAL PERFORMANCE — SIX MONTHS 2016 TO SIX MONTHS 2015

The prices of precious metals, oil and gas and the actual production from mineral and oil & gas assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada.

Average Commodity Prices and Exchange Rate

Six Months Ended June 30,		2016	2015	Variance %
Gold[1]	($/oz)	$1,220	$1,206	1.2%
Silver[2]	($/oz)	16.00	16.56	(3.4)%
Platinum[3]	($/oz)	959	1,160	(17.3)%
Palladium[3]	($/oz)	546	773	(29.4)%

Edmonton Light	C$/bbl	48.13	61.19	(21.3)%
Quality Differential	C$/bbl	(8.58)	(8.76)	(2.1)%
Realized oil price	C$/bbl	39.55	52.43	(24.6)%

Exchange Rate[4]
CAD/US		0.7518	0.8097	7.2%

1                   Based on London Bullion Market Association (“LBMA”) Gold Price PM

2                   Based on LBMA Silver Price

3                   Based on London PM Fix

4                   Based on Bank of Canada noon rates

Precious metals commodity prices have largely declined in recent years and have only recently started to recover.

During the first six months of 2016, average gold prices traded between $1,077/oz and $1,366/oz with an average price of $1,220/oz. This compares to an average gold price of $1,206/oz for the six months ended June 30, 2015.

Gold Equivalent Ounces and Revenue

Franco-Nevada continued to see significant growth in GEOs contributed with mineral assets contributing 219,408 GEOs in the first half of 2016, an increase of 30.5% over the first half of 2015.  Revenue for the period was $282.9 million compared with $218.6 million for the same period of 2015, an increase of 29.4%. Although the number of GEOs contributed grew, lower average silver, platinum and palladium prices reduced the overall positive impact of this increase on revenue.

The following table outlines GEOs and revenue attributable to Franco-Nevada for the six months ended June 30, 2016 and 2015 by commodity, geographical location and type of interest:

For the six months ended June 30,

	Gold Equivalent Ounces[1]			Revenue (in millions)
	2016	2015	Variance	2016	2015	Variance
Commodity
Precious Metals
Gold	162,477	138,813	23,664	$199.7	$167.5	$32.2
Silver	41,150	9,793	31,357	50.4	11.9	38.5
PGM	12,249	15,306	(3,057)	17.0	18.4	(1.4)
Precious Metals - Total	215,876	163,912	51,964	267.1	197.8	69.3
Other Minerals	3,532	4,209	(677)	4.4	5.0	(0.6)
Oil & Gas		—		11.4	15.8	(4.4)
	219,408	168,121	51,287	$282.9	$218.6	$64.3
Geography
United States	31,091	29,950	1,141	$38.1	$36.0	$2.1
Canada	29,182	26,251	2,931	49.3	47.4	1.9
Latin America	119,408	72,561	46,847	146.7	87.8	58.9
Rest of World	39,727	39,359	368	48.8	47.4	1.4
	219,408	168,121	51,287	$282.9	$218.6	$64.3
Type
Revenue-based	47,163	52,279	(5,116)	$59.6	$67.2	$(7.6)
Streams	156,474	106,841	49,633	194.6	129.1	65.5
Profit-based	8,891	2,206	6,685	16.2	9.4	6.8
Other	6,880	6,795	85	12.5	12.9	(0.4)
	219,408	168,121	51,287	$282.9	$218.6	$64.3

1                   For average commodity prices used in the calculation of GEOs, please refer to average commodity price tables on pages 8 and 20 of this MD&A.

GEOs and revenue were earned from the following asset classes:

For the six months ended June 30,

	Gold Equivalent Ounces[1]			Revenue (in millions)
	2016	2015	Variance	2016	2015	Variance
Commodity
Precious Metals
United States	30,873	29,677	1,196	$37.7	$35.7	$2.0
Canada	27,171	25,060	2,111	35.5	30.2	5.3
Latin America	119,408	72,561	46,847	146.7	87.8	58.9
Rest of World	38,424	36,614	1,810	47.2	44.1	3.1
Precious Metals - Total	215,876	163,912	51,964	$267.1	$197.8	$69.3
Other Minerals	3,532	4,209	(677)	4.4	5.0	(0.6)
Oil & Gas				11.4	15.8	(4.4)
	219,408	168,121	51,287	$282.9	$218.6	$64.3

1                   For average commodity prices used in calculation of GEOs, please refer to average commodity price tables on pages 8 and 20 of this MD&A.

GEO Reconciliation — Six Months 2015 to Six Months 2016

GEOs earned from precious metal assets increased by 31.7% to 215,876 GEOs in 2016 from 163,912 GEOs in 2015. Revenue from precious metal assets was $267.1 million in 2016 compared with $197.8 million for the same period as 2015. The largest increase came from our Latin American assets.

Overall, GEOs and revenue increases are attributable to the following:

•                  The Company received 28,499 GEO deliveries from Antapaccay. This includes 371,000 silver ounces delivered and sold by the Company.  This is a new asset for 2016.

•                  The Company received 29,679 GEO deliveries from Antamina for the first six months of 2016.

•                  The new stream Karma has delivered three months of fixed ounces thus far in 2016 accounting for 3,750 GEOs.

•                  The Company benefited from the Hemlo NPI contributing an additional 1,559 GEOs in 2016 compared to 2015 due to higher gold prices and stronger production.

•                  Goldstrike delivered an additional 5,752 GEOs compared to the first six months of 2015 which consists of both higher NSR and NPI ounces.

•                  The above significant increases in GEOs were partially offset by lower GEO deliveries from Candelaria (-11,024 GEOs) where lower deliveries were expected in 2016, Bald Mountain (-2,941 GEOs) and Stillwater (-2,344 GEOs) in the first six months of 2016.

•                  During the six months ended June 30, 2016, 3,132,933 ounces of silver were delivered from Candelaria, Antapaccay, Antamina and Cerro San Pedro interests which were converted to GEOs.

Other Minerals generated 3,532 GEOs and $4.4 million in revenue.

Oil & gas assets generated revenue of $11.4 million for the first six months of 2016 (98% oil and 2% gas) compared with $15.8 million for 2015 (95% oil and 5% gas), a decrease of 27.8%. The decrease is due to lower average oil prices realized in 2016. Production for the six months was 3.7% lower than for the same period in 2015.

Revenue from the Weyburn Unit for the period decreased to $9.0 million (2015 - $ 11.7 million) with $5.3 million earned from the NRI (2015 - $6.8 million), $3.2 million earned from the working interest (2015 - $4.2 million) and $0.5 million earned from the overriding royalties (2015 - $0.7 million). Revenue from the Weyburn NRI was lower due to the decrease in the average oil price. Actual realized price from the NRI was C$40.18/boe for the period, down 23.5% from the realized price of C$52.53/boe for the first half of 2015.

For the six months ended June 30, 2016, precious metals revenue was 94% of total revenue compared to 91% in 2015.  In addition, the Company generated 83% of revenue from the Americas.

Revenue by Commodity - Six Months ending June 30th

Revenue by Geography - Six Months ending June 30th

Costs and Expenses

Costs and expenses for the six months ended June 30, 2016 were $197.5 million compared to $157.3 million in the same period 2015. The following table provides a list of the costs and expenses incurred for the six months ended June 30, 2016 and 2015.

	Six months ended June 30,
(expressed in millions)	2016	2015	Variance
Costs of sales	$52.1	$46.4	$5.7
Depletion and depreciation	133.7	100.8	32.9
Corporate administration	11.1	8.2	2.9
Business development	0.6	1.8	(1.2)
Subtotal	$197.5	$157.2	$40.3
Impairment charges	—	0.1	(0.1)
	$197.5	$157.3	$40.2

Costs of Sales

Costs of sales, which are comprised of the cost of GEOs purchased under stream agreements, cost of prepaid gold ounces, net proceeds taxes on mineral interests, oil & gas production taxes and operating costs on oil & gas working interests were $52.1 million for the first six months of 2016 compared with $46.4 million for the second quarter of 2015.

	Six months ended June 30,
(expressed in millions)	2016	2015	Variance
Cost of stream sales	$46.2	$40.2	$6.0
Cost of prepaid ounces	3.5	3.3	0.2
Production taxes	1.3	1.1	0.2
Oil & gas operating costs	1.1	1.8	(0.7)
	$52.1	$46.4	$5.7

The increase of $5.7 million is attributable to more stream ounces delivered pursuant to the various stream agreements in the first six months of 2016 when compared to 2015.  The Company was delivered 156,474 GEOs under its stream agreements during first six months of 2016 compared to 106,841 GEOs delivered in the first six months of 2015.  Oil & Gas operating costs were lower due to production and cost efficiencies implemented by the operators.

Costs of Sales Reconciliation — Six Months 2015 to Six Months 2016

(expressed in millions)

Depletion and Depreciation

Depletion and depreciation totaled $133.7 million for the six months compared to $100.8 million in 2015. The increase of $32.9 million is due in part to the Antamina acquisition ($20.2 million), the Antapaccay acquisition ($17.3 million), and initial depletion for the Karma stream cost due to the initial deliveries received ($3.2 million).  These increases were partially offset by lower depletion on Candelaria and Bald Mountain due to lower production and on Oil & Gas due to the impact of a weaker Canadian dollar relative to the U.S. dollar.

Depletion Reconciliation — Six Months 2015 to Six Months 2016

(expressed in millions)

Corporate Administration

Corporate administration expenses increased to $11.1 million in the first six months of 2016, from $8.2 million in 2015. The increase is primarily due to higher board of directors’ costs as the deferred share units earned by board members increased in value during the quarter.

	Six months ended June 30,
(expressed in millions)	2016	2015	Variance
Salaries and benefits	$2.8	$2.3	$0.5
Professional fees	0.7	0.3	0.4
Office costs	0.7	0.4	0.3
Board of Directors costs	2.2	0.1	2.1
Share based compensation	2.4	2.7	(0.3)
Other	2.3	2.4	(0.1)
	$11.1	$8.2	$2.9

Business Development Expenses

Business development expenses reflect an expense of $0.6 million due to the capitalization of expenses to the mineral interest following the closing of transactions. Timing of incurring these costs typically varies depending upon the level of activity of the business development team and the timing of completing transactions.

Foreign Exchange and Other Income/Expenses

Foreign exchange losses and other income/expenses were an income of $6.3 million for 2016 and a loss of $1.2 million for 2015. The following table provides a list of foreign exchange income/losses and other expenses incurred for the six months ended June 30, 2016 and 2015.

	Six months ended June 30,
(expressed in millions)	2016	2015	Variance
Foreign exchange loss	$(0.1)	$(1.8)	$1.7
Mark-to-market loss on warrants	—	(0.3)	0.3
Gain on sale of gold	2.1	—	2.1
Gain on sale of investments	4.3	0.9	3.4
	$6.3	$(1.2)	$7.5

Foreign exchange gains and losses include foreign exchange movements related to cash and cash equivalents and investments in debt securities, such as treasury bills and intercompany loans, held in the parent company, which are denominated in either U.S. dollars or Mexican pesos. The parent company’s functional currency is the Canadian dollar. Under IFRS, all foreign exchange changes related to monetary assets denominated in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income.

Finance Income and Finance Expenses

Finance income was $2.1 million (2015 - $1.9 million) for the six months while finance expenses were $2.1 million (2015 - $0.9 million).

	Six months ended June 30,
(expressed in millions)	2016	2015	Variance
Finance Income	$	$	$
Interest	1.8	1.9	(0.1)
Finance Fees	0.3	—	0.3
	$2.1	$1.9	$0.2
Finance Expenses	$	$	$
Standby Charges	1.0	0.7	0.3
Interest	0.8	—	0.8
Amortization	0.3	0.2	0.1
	$2.1	$0.9	$1.2

Finance income is earned on our cash equivalents and/or short-term investments. The increase in finance income is due to finance income earned from the True Gold additional financing option under the Karma stream agreement.  Interest income in the amount of $1.0 million has been accrued in 2016 from the Noront loan.

Finance expenses increased due to interest expense associated with the $460.0 million draw down of the credit facility in Q4 2015.  In addition to the $0.8 million interest expensed, $0.7 million was capitalized to the Cobre Panama stream interest project.  The amortization expense relates to amortization of the initial set-up costs incurred with respect to the credit facility.

Income Taxes

Franco-Nevada had an income tax expense of $19.4 million (2015 – $20.3 million) for the six months ended June 30, 2016 comprised of a current income tax expense of $17.1 million (2015 - $13.4 million) and a deferred income tax expense of $2.3 million (2015 – $6.9 million) related to our Canadian and Mexican entities.

Net Income

Net income for the first six months was $72.3 million, or $0.41 per share, compared with a net income of $40.8 million, or $0.26 per share, for the same period in 2015. Adjusted Net Income was $68.0 million, or $0.39 per share, compared with $45.8 million, or $0.30 per share, for 2015.  The increase in Adjusted Net Income was driven primarily by higher revenue due to recent asset acquisitions.

FINANCIAL CONDITION REVIEW

Summary Balance Sheet and Key Financial Metrics

	As at	As at
(expressed in millions, except ratios)	June 30 2016	December 31 2015
Total cash and cash equivalents	$225.8	$149.2
Current assets	318.4	274.7
Non-current assets	3,891.5	3,399.6
Total assets	$4,209.9	$3,674.3
Current liabilities	22.2	20.8
Non-current liabilities	29.8	490.5
Total liabilities	$52.0	$511.3
Total shareholders’ equity	$4,157.9	$3,163.0

Dividends paid (including DRIP)	77.8	129.0
Debt	—	457.3
Total common shares outstanding	178.1	156.9
Key Financial Ratios
Working Capital	$296.2	$253.9
Debt to equity	—	0.14:1

Balance Sheet Review

Total assets were $4,209.9 million at June 30, 2016 compared to $3,674.3 million at December 31, 2015. Our asset base is primarily comprised of non-current assets such as our royalty, stream and working interests, and current assets of cash and cash equivalents.  This reflects our business strategy of growing a diversified portfolio and ensuring cash is available for future acquisitions and dividends. Total liabilities at June 30, 2016 were $52.0 million including current and deferred income tax liabilities.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Cash flow generated for the three and six months ended June 30 was as follows:

	Three months ended June 30,		Six months ended June 30,
(expressed in millions)	2016	2015	2016	2015
Cash generated from operating activities	$82.3	$60.1	$181.4	$129.5
Cash used in investing activities	(6.9)	(25.8)	(488.9)	(46.9)
Cash provided by (used in) financing activities	(23.8)	(24.3)	381.6	(47.9)
Effect of exchange rate changes on cash and cash equivalents	$(2.1)	$2.3	$2.5	$(16.4)
Change in cash and cash equivalents	$49.5	$12.3	$76.6	$18.3

Operating Cash Flow

Cash provided by operating activities after changes in non-cash assets and liabilities, relating to operating activities, was $82.3 million and $60.1 million for the three months ended June 30, 2016 and 2015, respectively. Cash provided by operating activities after changes in non-cash assets and liabilities, relating to operating activities, was $181.4 million and $129.5 million for the six months ended June 30, 2016 and 2015, respectively. The increases are attributable to higher revenues generated in the quarter as a result of recent Antamina and Antapaccay mineral stream acquisitions.

Investing Activities

Cash used in investing activities was $6.9 million for the quarter compared to $25.8 million in the same period of 2015. The decrease was due to the funding of the Cobre Panama stream of $37.7 million being more than offset by proceeds from the disposition of investments and gold bullion.

Cash used in investing activities was $488.9 million for the six months ended June 30, 2016 compared to $46.9 million in the same period of 2015. The increase was due to the acquisitions of interests in mineral properties in 2016 compared to 2015, in particular the Antapaccay acquisition of $500.0 million.

Financing Activities

Net cash used in financing activities was $23.8 million for the quarter compared to a use of $24.3 million for 2015.

Net cash provided by financing activities was $381.6 million for the first six months of 2016 compared to a use of $47.9 million for 2015. The increase in cash provided is attributable to the funds raised from the equity issuance of 19.2 million shares resulting in $883.5 million net proceeds to the Company.  This inflow of funds was partially used to repay the $460.0 million then drawn on the credit facility.

Cash Resources and Liquidity

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rate as we hold a significant amount of our assets in Canada and report our results in U.S. dollars.  The effect of this volatility in these currencies against the U.S. dollar impacts our corporate administration, business development expenses and depletion on mineral and oil & gas interests incurred in our Canadian and Australian entities due to their respective functional currencies. The Canadian dollar traded in a range of $0.7593 to $0.7972, closing the quarter at $0.7687, and the Australian dollar traded between $0.7176 and $0.7801.

As at June 30, 2016, our cash, cash equivalents and short-term investments totaled $225.8 million (December 31, 2015 - $168.0 million).  In addition, we held investments at June 30, 2016 with a combined value of $123.4 million (December 31, 2015 - $94.8 million), of which $91.4 million was held in publicly traded equity instruments (December 31, 2015 - $64.6 million).

Management’s objectives when managing capital are to:

(a)         ensure the preservation and availability of capital by investing in low risk investments with high liquidity; and

(b)         ensure that adequate levels of capital are maintained to meet requirements.

Franco-Nevada invests its excess funds in term deposits, treasury bills of the U.S. government, Canadian federal and provincial governments and high quality corporate bonds.  As at June 30, 2016, the majority of funds were held in cash deposits with several financial institutions. As at June 30, 2016, investments had maturities upon acquisition of 92 days. Accordingly, as at June 30, 2016, the investments were classified as short-term investments.

Our near-term cash requirements include funding of the Cobre Panama commitments, corporate administration costs, certain costs of operations, payment of dividends and income taxes directly related to the recognition of royalty and stream revenues.  As a royalty/stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests’ capital commitments.  Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities or use of our credit facility. We believe that our current cash resources, our available credit facility and future cash flows will be sufficient to cover the cost of our commitments under the various stream agreements, administrative expenses, costs of operations and dividend payments for the foreseeable future.

Ore and Refined Gold Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGMs to which it has the contractual right pursuant to the associated precious metals agreements:

	Attributable Payable
	Production to be Purchased			Per Ounce Cash Payment [1,2]			Term of	Date of
Interest	Gold	Silver	PGM	Gold	Silver	PGM	Agreement[3]	Contract

Antamina	0%	22.5%[4]	0%	n/a	5%[5]	n/a	40 years	7-Oct-15
Candelaria	68%[6]	68%[6]	0%	$400	$4.00	n/a	40 years	6-Oct-14
Cobre Panama	—%[7]	—%[8]	0%	$406	$6.09	n/a	45 years	2-Nov-15
Karma	4.875%[9]	0%	0%	20%[10]	n/a	n/a	40 years	11-Aug-14
Palmarejo	50%	0%	0%	$400	n/a	n/a	Life-of-Mine[11]	20-Jan-09
Guadalupe	50%	0%	0%	$800	n/a	n/a	40 years	2-Oct-14
Sabodala	6%[12]	0%	0%	20%[13]	n/a	n/a	40 years	12-Dec-13
MWS	25%	0%	0%	$400	n/a	n/a	40 years[14]	2-Mar-12
Cooke 4	7%	0%	0%	$400	n/a	n/a	40 years	5-Nov-09
Sudbury[15]	50%	0%	50%	$400	n/a	$400	40 years	15-Jul-08
Antapaccay	—%[16]	—%[17]	0%	20%[18]	20%[19]	n/a	40 years	10-Feb-16

1                   Subject to an annual inflationary adjustment except for Antamina, Karma, Guadalupe, Sabodala and Antapaccay.

2                   Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Palmarejo.

3                   Subject to successive extensions.

4                   Subject to a fixed payability of 90%. Percentage decreases to 15.0% after 86,000,000 ounces of silver has been delivered under the agreement.

5                   Purchase price is 5% of the average silver price at the time of delivery.

6                   Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.

7                   Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter 81 ounces of gold per 1 million pounds of copper produced to 1,716,188 ounces of gold delivered, thereafter 63.4% of the gold in concentrate.

8                   Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced to 29,731,000 ounces of silver delivered, thereafter 62.1% of the silver.

9                   Gold deliveries are fixed at 15,000 ounces per annum from June 30, 2016 until February 28, 2021. Thereafter, percentage is 4.875%.

10              Purchase price is 20% of the average gold price at the time of delivery.

11              Agreement is capped at 400,000 ounces of gold.

12              Gold deliveries are fixed at 1,875 ounces per month until December 31, 2019. Thereafter, percentage is 6% of gold produced.

13              Purchase price is 20% of prevailing market price at the time of delivery.

14              Agreement is capped at 312,500 ounces of gold.

15              The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Cash payment is based on gold equivalent ounces.

16              Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.

17              Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.

18              Purchase price is 20% of the spot price of gold until 750,000 ounces of gold has been delivered, thereafter the purchase price is 30% of the spot price of gold.

19              Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver has been delivered, thereafter the purchase price is 30% of the spot price of silver.

Cobre Panama Stream Agreement

The Company has funding commitments under the Cobre Panama stream agreement as described in the Guidance section above.

CAPITAL RESOURCES

As of August 8, 2016, an amount of $1.0 billion, or its Canadian dollar equivalent, is available under our unsecured credit facility.  Advances under the facility bear interest depending upon the currency of the advance and leverage ratio.  In 2015, Franco-Nevada increased its credit facility from $500.0 million to $1.0 billion and extended the maturity to November 12, 2020. As of August 8, 2016, U.S. and Canadian dollar advances under the facility would bear interest rates of 3.95% and 2.90%, respectively. We can also draw funds using LIBOR 30-day rates plus 120 basis points under our credit facility.

Standby fees of $1.0 million (2015 - $0.7 million), interest of $0.8 million (2015 - $Nil) and amortization of issuance costs of $0.3 million (2015 - $0.2 million) were incurred and paid for the six months ended June 30, 2016.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Our significant accounting policies and estimates are disclosed in notes 2 and 3 of our most recent annual consolidated financial statements.

NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

IAS 12 Income Taxes

IAS 12, “Income taxes” (“IAS 12”) provides guidance on the recognition of deferred tax assets. In January 2016, the International Accounting Standards board issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective for annual periods beginning on or after January 1, 2017.

The Company is currently assessing the impact of IAS 12 on the consolidated financial statements.

OUTSTANDING SHARE DATA

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares.  A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our Annual Information Form for the year ended December 31, 2015, a copy of which can be found on SEDAR at www.sedar.com and in our 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of August 8, 2016, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	178,099,774
Issuable upon exercise of Franco-Nevada warrants[1]	6,510,538
Issuable upon exercise of Franco-Nevada options[2]	1,071,131
Issuable upon exercise of special warrant[3]	2,000,000
Issuable upon vesting of Franco-Nevada RSUs	154,013
Diluted common shares	187,835,456

1                   The warrants have an exercise price of C$75.00 per share and an expiry date of June 16, 2017.

2                   There were 1,071,131 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.20 to C$65.76 per share.

3                   In connection with the transaction with Taseko Mines Limited, one special warrant was granted to Taseko which will be exchangeable into 2,000,000 purchase share warrants once Taseko’s New Prosperity project gets fully permitted and financed. Each purchase share warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 per share before June 16, 2017. New Prosperity’s most recent permit application was denied in 2014.

Franco-Nevada has not issued any preferred shares.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the six months ended June 30, 2016, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

NON-IFRS FINANCIAL MEASURES

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”):

•                  Income tax expense/recovery;

•                  Finance expenses;

•                  Finance income;

•                  Depletion and depreciation;

•                  Non-cash costs of sales;

•                  Impairment charges related to royalty, stream and working interests and investments;

•                  Gains/losses on the sale of investments; and

•                  Foreign exchange gains/losses and other income/expenses.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA and Adjusted EBITDA per share allow investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation of Net Income to Adjusted EBITDA:

	Three months ended June 30,		Six month ended June 30,
(expressed in millions, except per share amounts)	2016	2015	2016	2015
Net Income (Loss)	$42.3	$21.6	$72.3	$40.8
Income tax expense (recovery)	11.3	11.3	19.4	20.3
Finance expenses	0.8	0.5	2.1	0.9
Finance income	(1.0)	(1.1)	(2.1)	(1.9)
Depletion and depreciation	68.2	49.1	133.7	100.8
Non-cash costs of sales	1.7	2.2	3.5	3.3
Impairment charges	—	—	—	0.1

Gains/losses on sale of investments	(2.8)	(0.9)	(4.3)	(0.9)
Foreign exchange (gains)/losses and other (income)/expenses	(1.6)	(0.5)	(2.0)	2.1
Adjusted EBITDA	$118.9	$82.2	$222.6	$165.5
Basic Weighted Average Shares Outstanding	177.8	156.7	175.2	156.7

Basic EPS	$0.24	$0.14	$0.41	$0.26
Income tax expense (recovery)	0.07	0.07	0.11	0.13
Finance expenses	—	—	0.01	0.01
Finance income	—	—	(0.01)	(0.01)
Depletion and depreciation	0.38	0.31	0.76	0.64
Non-cash costs of sales	0.01	0.01	0.02	0.02
Impairment charges	—	—	—	—

Gain/Losses on sale of investments	(0.02)	—	(0.03)	—
Foreign exchange (gains)/losses and other (income)/expenses	(0.01)	—	—	0.01
Adjusted EBITDA per share	$0.67	$0.53	$1.27	$1.06

Margin

Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue. Management uses Margin to evaluate the performance of the Company’s portfolio and we believe Margin provides a meaningful measure for investors and analysts to evaluate our overall ability to generate cash flow from our royalty, stream and working interests. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS.

Reconciliation of Net Income to Margin:

	Three months ended June 30,		Six months ended June 30,
(expressed in millions, except Margin)	2016	2015	2016	2015
Net Income (Loss)	$42.3	$21.6	$72.3	40.8
Income tax expense (recovery)	11.3	11.3	19.4	20.3
Finance expenses	0.8	0.5	2.1	0.9
Finance income	(1.0)	(1.1)	(2.1)	(1.9)
Depletion and depreciation	68.2	49.1	133.7	100.8
Non-cash costs of sales	1.7	2.2	3.5	3.3
Impairment charges	—	—	—	0.1

Gains/losses on sale of investments	(2.8)	(0.9)	(4.3)	(0.9)
Foreign exchange (gains)/losses and other (income)/expenses	(1.6)	(0.5)	(2.0)	2.1
Adjusted EBITDA	$118.9	$82.2	$222.6	$165.5
Revenue	150.9	109.4	282.9	218.6
Margin	78.8%	75.1%	78.7%	75.9%

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS:

•                  Foreign exchange gains/losses and other income/expenses;

•                  Gains/losses on the sale of investments;

•                  Impairment charges related to royalty, stream and working interests and investments;

•                  Unusual non-recurring items;

•                  Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted Net Income and Adjusted Net Income per share allow investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation of Net Income to Adjusted Net Income:

	Three months ended June 30,		Six months ended June 30,
(expressed in millions, except per share amounts)	2016	2015	2016	2015
Net Income (Loss)	$42.3	$21.6	$72.3	$40.8
Foreign exchange (gains)/losses and other (Income)/expenses, net of income tax	0.5	(0.4)	0.1	2.7
Mark-to-market change on derivatives, net of income tax	—	0.1	—	0.2
Gain on sale of investments, net of income tax	(2.5)	(0.6)	(3.7)	(0.6)

Impairment charges, net of income tax	—	—	—	—

Indexation adjustment	—	—	—	(0.4)
Valuation allowance	(0.6)	—	(0.7)	0.9
Impact of tax increases	0.3	2.2	—	2.2
Adjusted Net Income	$40.0	$22.9	$68.0	$45.8
Basic Weighted Average Shares Outstanding	177.8	156.7	175.2	156.7

Basic EPS	$0.24	$0.14	$0.41	$0.26
Foreign exchange(gains)/losses and other (income)/expenses, net of income tax	—	—	—	0.02
Mark-to-market change on derivatives, net of income tax	—	—	—	—
Gain on sale of investments, net of income tax	(0.01)	(0.01)	(0.02)	(0.01)

Impairment charges, net of income tax	—	—	—	—
Indexation adjustment	—	—	—	—
Valuation allowance	(0.01)	—	—	0.01
Impact of tax increases	—	0.02	—	0.02
Adjusted Net Income per share	$0.22	$0.15	$0.39	$0.30

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and gold equivalent ounces (“GEOs”) will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil & gas); fluctuations in the value of the Canadian and Australian dollar and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.